UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42020

MAREX GROUP PLC

(Translation of registrant’s name into English)

155 Bishopsgate London EC2M 3TQ United Kingdom +44 20 7655 6000	140 East 45th Street, 10th Floor New York, New York 10017 (212) 618-2800

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Issuance of 5.680% Senior Notes due 2031

On April 21, 2026, Marex Group plc (the “Company”) completed its previously announced public offering (the “Offering”) of $500,000,000 in aggregate principal amount of the Company’s 5.680% Senior Notes due 2031 (the “Notes”), pursuant to an underwriting agreement (the “Underwriting Agreement”), dated April 16, 2026, among the Company and Goldman Sachs & Co. LLC, Jefferies LLC and J.P. Morgan Securities LLC, as joint book-runners and underwriters.

The Notes were issued pursuant to a Senior Indenture, dated as of October 15, 2024 (the “Base Indenture”), as supplemented by the Third Supplemental Indenture, dated as of April 21, 2026 (the “Third Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), between the Company and Citibank, N.A., as trustee. The Notes bear interest at a rate of 5.680% per year, payable in cash on April 21 and October 21 of each year, commencing on October 21, 2026. The interest payable on the Notes is subject to adjustment from time to time based on the credit ratings assigned by specific rating agencies to the Notes, as described in the Indenture. The Notes will mature on April 21, 2031. The Company intends to use the net proceeds from the sale of the Notes for working capital, to fund incremental growth and for other general corporate purposes.

The Company may redeem some or all of the Notes at any time or from time to time for cash (i) prior to March 21, 2031, at a certain “make-whole” redemption price (as set forth in the Indenture) and (ii) on or after March 21, 2031, at 100% of the principal amount of such Notes plus accrued and unpaid interest thereon to, but excluding, the redemption date. Subject to certain limitations specified in the Indenture, if at any time 75% or more of the aggregate principal amount of the Notes originally issued have been redeemed or purchased by the Company and cancelled pursuant to the Indenture, the Company may redeem all of the remaining outstanding Notes at a redemption price equal to 100% of the principal amount of Notes being redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

If a “Change of Control Triggering Event” (as defined in the Indenture) occurs, holders may require the Company to make an offer, to the holders of the Notes, to repurchase all or any part of their Notes at a price of 101% of the then-outstanding principal amount of the Notes being repurchased, plus any accrued and unpaid interest to, but excluding, the date of repurchase.

A holding company of the “Group” (defined as Marex Group plc, together with its consolidated subsidiaries as a consolidated entity) may, without the consent of the holders of the Notes, assume the Company’s obligations under the Notes and the Indenture, and succeed to, and be substituted for, the Company under the Notes and the Indenture. As previously reported, on March 26, 2026, the Company announced its proposal to change the legal domicile of its parent holding company to Bermuda from England and Wales (the “Proposed Redomiciliation”) and reorganize the Group. The principal objective of the Proposed Redomiciliation is to simplify the Group’s corporate structure and regulatory framework and reduce administrative burdens. If approved by the requisite shareholder, court and regulatory approvals, the Proposed Redomiciliation will result in the reorganization of all Group subsidiaries into four regional sub-groups (U.K., U.S., EMEA and Rest of World) under the new Bermuda parent holding company (“New ParentCo”). In connection with the proposed redomiciliation, we expect New ParentCo to assume the Notes and, upon such assumption, succeed to and be substituted for Marex Group plc, as obligor under and issuer of the Notes.

The Notes are general senior unsecured obligations of the Company.

The Indenture contains customary covenants, such as maintenance of office or agency and payment of additional amounts. The Notes and the Indenture contain customary events of default, including failure to pay principal or interest, breach of covenants and certain bankruptcy events, all subject to terms, including notice and cure periods, as set forth in the Indenture.

The Notes were sold pursuant to the Company’s Registration Statement on Form F-3 (File No. 333-286884), which became effective automatically upon filing with the Commission, in accordance with Rule 462(e) of the Securities Act of 1933, as amended.

The foregoing description of the Underwriting Agreement, the Base Indenture, the Third Supplemental Indenture, the Notes and other documents relating to this transaction does not purport to be complete and is qualified in its entirety by reference to the full text of these securities and documents, forms or copies of which are attached as exhibits to this Current Report on Form 6-K and are incorporated herein by reference.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K, in connection with the issuance of the Notes, pursuant to the Bank’s registration statement on Form F-3 (File No. 333-286884).

Exhibit No.	Description

1.1	Underwriting Agreement dated April 16, 2026

4.1

Senior Indenture dated as of October  15, 2024 between Marex Group plc and Citibank, N.A. as trustee (incorporated by reference to Exhibit 4.1 to Marex Group plc’s registration statement on Form F-1 (File No. 333-282656) filed with the SEC on October 22, 2024)

4.2	Third Supplemental Indenture, dated as of April 21, 2026, to the Senior Indenture dated as of October 15, 2024 between Marex Group plc and Citibank, N.A. as trustee

4.3	Form of 5.680% Senior Notes due 2031 (included in Exhibit 4.2 above)

5.1	Opinion of Mayer Brown International LLP

5.2	Opinion of Mayer Brown LLP

23.1	Consent of Mayer Brown International LLP (included in Exhibit 5.1)

23.2	Consent of Mayer Brown LLP (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marex Group plc (Registrant)

		By:	/s/ Robert Irvin
		Name:	Robert Irvin
		Title:	Chief Financial Officer
Dated:	April 21, 2026